Exhibit 21.1

Subsidiary	Location
Wayfair LLC	United States
CastleGate Logistics Inc.	United States
CastleGate Trade Services LLC	United States
SK Retail, Inc.	United States
Wayfair Maine LLC	United States
Wayfair Transportation LLC	United States
Wayfair Securities Corporation	United States
Fairway Insurance Inc.	United States
Wayfair Illinois LLC	United States
Wayfair Trade LLC	United States
Wayfair (BVI) Limited	British Virgin Islands
CastleGate Logistics Canada Inc.	Canada
Wayfair Canada ULC	Canada
Wayfair Shanghai Ltd.	China
Wayfair Deutschland Limited & Co. KG	Germany
CastleGate Logistics Hong Kong Limited	Hong Kong
Wayfair Poland sp. z o.o.	Poland
Wayfair Deutschland GP Limited	Republic of Ireland
Wayfair Europe Operations Limited	Republic of Ireland
Wayfair Europe Support Services Limited	Republic of Ireland
WDN Europe Limited	Republic of Ireland
Wayfair Stores Limited	Republic of Ireland
Wayfair (UK) Limited	United Kingdom